Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	13:00 01-Jun-06

RNS Number: 9104D
Wolseley PLC
01 June 2006

Wolseley plc hereby notifies the following share purchases made by directors/persons discharging managerial responsibilities under the Wolseley plc Dividend Reinvestment Plan in respect of the interim dividend for the half-year ended 31 January 2006, which was paid on 31 May 2006.

Director's Name	No. of shares purchased	Purchase price per share
	on 31 May 2006	in pence

Robert M. Walker	18	1237.6774
Stephen P Webster*	36	1237.6774
Mark J. White	36	1237.6774

* The purchase was made by Mr Webster's spouse.

Mr Walker now holds 2,208 ordinary shares of 25p each in the capital of the Company, Mr White now holds 4,674 ordinary shares of 25p each in the capital of the Company and Mr Webster and his wife now hold a total of 49,303 ordinary shares of 25p each in the capital of the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END